UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC File Number 000-22490 CUSIP Number 349853101
NOTIFICATION OF LATE FILING

(Check one) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FORWARD AIR CORPORATION
Full Name of Registrant

Former Name if Applicable

1915 Snapps Ferry Road Building N
Address of Principal Executive Office (Street and Number)

Greenville, TN 37745
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Forward Air Corporation (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 by the prescribed due date without unreasonable effort or expense, as the Company requires additional time to complete its financial statement reporting process in light of recent significant Company transactions. This process includes finalizing the accounting treatment and related disclosures of the debt issued in connection with the acquisition of Omni Newco, LLC which impacts the Company’s balance sheet as of December 31, 2023 and statement of cash flows for the year then ended. The Company expects to file its Annual Report on Form 10-K for the year ended December 31, 2023 within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the anticipated timing of completion of the Company’s financial results for the fiscal year ended December 31, 2023. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risks affecting the Company are discussed in the Company’s filings with the Securities and Exchange Commission (the "SEC"). The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rebecca Garbrick	(404)	362-2375
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the twelve months ended December 31, 2023 to be included in the Annual Report on Form 10-K will reflect the changes in results of operations from the prior year consistent with the comparative results of operations disclosed in the Current Report on Form 8-K furnished with the SEC on February 29, 2024.

FORWARD AIR CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2024	By	/s/ Rebecca J. Garbrick
Rebecca J. Garbrick
Chief Financial Officer and Treasurer